SE 23002836

Washington, ...

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SEC FILE NUMBER
8-46433

SEC Mail Processing
MAR 01 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GBS Retirement Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2850 Golf Road
(No. and Street)

Rolling Meadows	IL	60008
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick Amaya	951.977.2671	patrick_amaya@ajg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

155 N. Wacker Road	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Amaya, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GBS Retirement Services, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Compliance Officer

-See Attach CA Jurat

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [x] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [x] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF ORAnge }

Subscribed and sworn to (or affirmed) before me on this 24th day of February, 2023
Date *Month* *Year*

by Patrick Amaya

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: ______________________
Signature of Notary Public

ROSS LEE GUINDON
Notary Public - California
Orange County
Commission # 2420810
My Comm. Expires Nov 7, 2026

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Annual Reports form X-17A-5 Part III, Oath and Affirmation

Document Date: 02-24-2023

Number of Pages: 2

Signer(s) Other Than Named Above: -

EY
Building a better working world

Ernst & Young LLP
155 N Wacker Dr
Chicago, IL 60606

Tel. +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Management of GBS Retirement Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company) (a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co.) as of December 31, 2022, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since at least 2000, but we are unable to determine the specific year.

Chicago, Illinois
February 28, 2023

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Stockholder and Management of GBS Retirement Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GBS Retirement Services, Inc. (the Company) (a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co.) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2022, without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the stockholder, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2023

Ernst & Young LLP
155 N Wacker Dr
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Stockholder and Management of GBS Retirement Services Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of GBS Retirement Services, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2022. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

EY
Building a better working world

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, IL
February 28, 2023

EY
Building a better working world

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Management of GBS Retirement Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company) (a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co.) as of December 31, 2022, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since at least 2000, but we are unable to determine the specific year.

Chicago, Illinois
February 28, 2023

EY
Building a better working world

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder and Management of GBS Retirement Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GBS Retirement Services, Inc. (the Company) (a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co.) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2022, without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the stockholder, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2023

EY
Building a better working world

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Stockholder and Management of GBS Retirement Services Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of GBS Retirement Services, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2022. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a

GBS Retirement Services, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2022

Contents

EY
Building a better working world

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Management of GBS Retirement Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company) (a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co.) as of December 31, 2022, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since at least 2000, but we are unable to determine the specific year.

Chicago, Illinois
February 28, 2023

GBS Retirement Services, Inc.

Statement of Financial Condition

December 31, 2022

Assets		
Cash and cash equivalents	$	35,630,679
Investments, trading, at fair value		5,366
Interest receivable		5,225
Fees receivable		274,371
Commissions receivable		6,306,160
Deferred tax asset, net		92,671
Fixed assets – at cost, less accumulated depreciation of $43,141		14,255
Other assets		26,526
	$	42,355,253
Liabilities and stockholder's equity		
Accounts payable – affiliates	$	11,235,408
Income tax payable		1,150,896
Other liabilities		360,432
		12,746,736
Stockholder's equity:		
Common stock, $1 par value – authorized, issued, and outstanding – 1,000 shares (owned by Gallagher Benefit Services, Inc.)		1,000
Capital in excess of par value		788,968
Retained earnings		28,818,549
		29,608,517
	$	42,355,253

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Income

Year Ended December 31, 2022

Revenues	
Commissions	$ 21,963,609
Fees	7,038,324
Investment income	23,246
	29,025,179
Expenses	
Professional fees	10,863,203
Salaries and employee benefits	1,493,194
Other operating expenses	5,088,842
Total expenses	17,445,239
Income before income taxes	11,579,940
Income tax expense:	
Current	2,952,035
Deferred	160,627
	3,112,662
Net income	$ 8,467,278

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2022

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance at January 1, 2022	$ 1,000	$ 788,968	$ 20,186,752	$ 20,976,720
Capital contribution from Arthur J. Gallagher & Co.	–	–	164,519	164,519
Net income	–	–	8,467,278	8,467,278
Balance at December 31, 2022	$ 1,000	$ 788,968	$ 28,818,549	$ 29,608,517

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2022

Operating activities		
Net income	$	8,467,278
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income taxes		160,627
Depreciation		5,905
Net change in investments		2,008
Change in fees receivable		3,560,095
Change in commissions receivable		(4,297,063)
Change in amounts due to/from affiliates		(13,454,538)
Change in other assets		101,319
Change in interest receivable		(5,198)
Change in income tax receivable/payable - current		1,424,113
Change in other liabilities		(417,567)
Net cash used in operating activities		(4,453,021)
Investing activities		
Purchases of fixed assets		(10,800)
Net cash used in investing activities		(10,800)
Net decrease in cash and cash equivalents		(4,463,821)
Cash and cash equivalents at beginning of year		40,094,500
Cash and cash equivalents at end of year	$	35,630,679
Noncash financing activities:		
Capital contribution from Arthur J. Gallagher & Co.	$	164,519

See accompanying notes.

GBS Retirement Services, Inc.

Notes to Financial Statements

December 31, 2022

1. Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

GBS Retirement Services, Inc. (the Company) was incorporated in 1993, and is a wholly owned subsidiary of Gallagher Benefit Services, Inc. (GBS), which is a wholly owned subsidiary of Arthur J. Gallagher & Co. (Gallagher). The Company is a broker, consultant, and Financial Industry Regulatory Authority registered broker-dealer. The Company specializes in providing retirement services to not-for-profit entities, corporations, and publicly traded entities. Approximately 43% of the Company's commission revenue was collectively received from four insurance carriers. GBS Retirement Services, Inc. operates as a single segment.

The Company's Marketing and Services Agreement with Kestra (the Kestra Agreement) was terminated on March 31, 2022, and a new Broker Dealer Commission Agreement (the Triad Agreement) was entered into and became effective on April 1, 2022. The Triad Agreement functions in the same manner as the Kestra Agreement where employees of Gallagher are registered representatives of Triad. These representatives have access to products, materials, and services offered by Triad. In return, the Company pays Triad a percentage of its dealer commissions, which are recorded as a reduction in commission revenues.

In the preparation of the Company's financial statements as of December 31, 2022, management evaluated all material subsequent events or transactions that occurred after the balance sheet date through February 28, 2023, the date on which the financial statements were available to be issued, for potential recognition in its financial statements and/or disclosure in the notes thereto. No additional matters were noted.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2022, the Company had all of its cash and cash equivalents invested at two financial institutions.

Investments and Investment Income

Investments consisting of fixed-maturity U.S. government agency securities and U.S. government mortgage-backed securities are recorded at fair value on a recurring basis and are classified as trading. Changes in the fair value of investments are included in investment income in the statement of income. Fair value is based on the fair value hierarchy described in Note 3.

Revenue Recognition

The Company generates commission and fee revenue for service arrangements with clients. The performance obligations and transaction price (fees and rates) are governed by a written contract, and revenue is recognized over time as the delivery of services occurs and the services are invoiced.

Professional Fees and Other Expenses

Professional fees represent expenses incurred by GBS while providing consulting and client relationship services on behalf of the Company. The cost of these services is based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to time spent performing consulting services for the Company. Other expenses incurred by GBS and allocated to the Company include amortization of assets utilized in the generation of revenue earned by the Company.

Income Taxes

The Company is included in the consolidated federal income tax return of Gallagher. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. Deferred income taxes represent the net tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. All income taxes are settled through an intercompany account with Gallagher.

1. Summary of Significant Accounting Policies (continued)

Fidelity Bond

The Company maintains a $15,000,000 fidelity bond.

2. Income Taxes

Significant components of the income tax expense in 2022, include the following:

Federal:	
Current	$ 2,266,468
Deferred	137,922
	2,404,390
State and local:	
Current	685,567
Deferred	22,705
	708,272
	$ 3,112,662

At December 31, 2022, the Company had recorded gross deferred tax assets and liabilities of $148,704 and $56,033, respectively. The Company's net deferred income tax asset is attributable to differences in depreciation, accrued expenses and prepaid assets.

During 2022 there was no valuation allowance or change in the valuation allowance. The effective tax rate is greater than federal statutory rate of 21%, due principally to state income taxes. The Company paid $1,814,481 in income taxes to Gallagher relating to 2022.

There were no net unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2022. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2022, the Company had no accrued interest and penalties related to unrecognized tax benefits.

The Company is included in the consolidated federal income tax return of Gallagher and is also included in certain combined state tax returns, which include other members of the Gallagher consolidated group. At December 31, 2022, the Gallagher consolidated group corporate returns had been examined by the Internal Revenue Service (IRS) through calendar year 2010. The IRS is currently conducting various examinations of calendar years 2011 and 2012.

3. Fair Value

The FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are based on unadjusted quoted prices in active markets for identical financial instruments;

- Level 2 inputs are based on quoted market prices, other than quoted prices included in Level 1, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument; and

- Level 3 are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

When available, the Company generally uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a quoted market price is not available, the Company will make use of acceptable practical expedients (such as matrix pricing) to estimate fair value, in which case the items are classified in Level 2.

All of the Company's investments in U.S. government agency and U.S. government mortgage-backed securities, with a fair value of $5,366 are classified as Level 2. There were no transfers between Levels 1, 2, or 3 during the year.

4. Related-Party Transactions

Professional fees represent expenses incurred by GBS while providing consulting and client relationship services on behalf of the Company. The cost of these services is based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to time spent performing consulting services for the Company. The amount of this allocation for 2022 was $10,863,203.

4. Related-Party Transactions (continued)

Certain operating expenses are allocated directly by GBS to the Company based on employee headcount, salary, and revenue ratios. The allocated expenses are classified as salaries and employee benefits and other operating expenses on the Company's statement of income. Other allocation bases could produce different results.

Expenses allocated by GBS to the Company in 2022, were as follows:

Business insurance premiums	$	261,954
Accounting and management services		661,065
Management and employee leasing fee		3,218,982
Total included in other operating expenses	$	4,142,001
Employee group insurance and various payroll tax-related items	$	445,938

Employee group insurance and various payroll tax-related items include expenses related to retirement plans and are included in salaries and employee benefits.

During 2022, the Company received a non-cash capital contribution of $164,519 from Gallagher to settle the prior year income tax payable.

5. Commitments

The Company intends to continue to make periodic distributions to GBS while maintaining net capital in excess of its required amount.

6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. The net capital rules may effectively restrict the payment of cash dividends. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022, the Company had net capital (as defined under Rule 15c3-1) of $22,853,250 and a net capital requirement of $849,783. The Company's ratio of aggregate indebtedness to net capital was .56 to 1.

Supplementary Information

GBS Retirement Services, Inc.

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

Net capital		
Stockholder's equity	$	29,608,517
Less non-allowable assets		6,719,208
Less haircuts on securities		36,059
Net capital	$	22,853,250
Required net capital (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$	849,783
Excess net capital	$	22,003,467
Aggregate indebtedness		
Accounts payable and other liabilities	$	12,746,736
Ratio of aggregate indebtedness to net capital		0.56
Non-allowable assets:		
Interest receivable	$	5,225
Fees receivable		274,371
Commissions receivable		6,306,160
Income tax receivable - current		
Deferred tax asset, net		92,671
Net fixed assets		14,255
Other assets		26,526
	$	6,719,208
Haircuts on trading and investment securities:		
Exempted securities	$	35,836
Other securities		223
	$	36,059

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited FOCUS Part IIa filing as of December 31, 2022 submitted February 28, 2023. See accompanying reconciliation

Reconciliation with the Company's computation of net capital as of December 31, 2022

Net Capital as reported in the Company's Part IIA (unaudited) FOCUS report filed January 24, 2023	$	22,745,781
Adjustments		
Adjustment related to updated tax provision		107,469
Net capital as reported above and in the Company's Part IIA (unaudited) amended FOCUS report, filed on February 28, 2023	$	22,853,250

GBS Retirement Services, Inc.

Schedule II - Computation for Determination of
Reserve Requirements under Rule 17a-5(d)

December 31, 2022

The Company is exempt from the computation of reserve requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934.

GBS Retirement Services, Inc.

Schedule III - Information Relating to
Possession or Control of Securities under Rule 17a-5(d)

December 31, 2022

The Company is exempt from the possession or control requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Gallagher

Insurance | Risk Management | Consulting

www.ajg.com

Exemption Report for GBS Retirement Services, Inc.

GBS Retirement Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

GBS Retirement Services, Inc.

I, Patrick Amaya, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Patrick Amaya
Patrick Amaya (Feb 28, 2023 13:59 PST)
CCO

I, Beth Marren O'Reilly, swear (or affirm) that, to my best knowledge and believe, this Exemption Report is true and correct.

By:
Beth Marren (Feb 28, 2023 15:57 CST)
FINOP

Date of Report: February 28, 2023